EXHIBIT 12

Calculation Of Earnings (Deficiency) To Fixed Charges

	As of December 31
	2001	2000	1999
	(thousands)
EARNINGS
Pretax Income(Loss)	$1,035	$(531)	$(2,641)
Fixed Charges	27,687	27,777	14,237
Capitalized Interest	(27,171)	(24,668)	(8,438)

Net Total	$1,551	$2,578	$3,158

FIXED CHARGES
Interest Expense	$153	$2,935	$5,755
Capitalized Interest	27,171	24,668	8,438
Other	363	174	44

Total	$27,687	$27,777	$14,237

The dollar amount of the deficiency of earnings to fixed charges for 2001, 2000, and 1999 (in thousands) was $29,238, $30,355, and $17,395, respectively.

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